UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CONVERGEONE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

212481 113

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mehdi Khodadad, Esq.

John T. McKenna, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by ConvergeOne Holdings, Inc. (“ConvergeOne”) for up to 8,936,250 of its outstanding warrants exercisable for shares of its common stock, par value $0.0001 per share, to be commenced pursuant to a tender offer statement on Schedule TO that ConvergeOne will file with the U.S. Securities and Exchange Commission (the “SEC”).

Important Information

The tender offer described herein has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any warrants of ConvergeOne. At the time the tender offer is commenced, ConvergeOne intends to file with the SEC a tender offer statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer. ConvergeOne intends to cause these materials to be distributed free of charge to all ConvergeOne warrant holders. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND CONVERGEONE WARRANT HOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. WARRANT HOLDERS OF CONVERGEONE WILL BE ABLE TO OBTAIN A FREE COPY OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) AND OTHER DOCUMENTS FILED BY CONVERGEONE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” regarding ConvergeOne, its financial condition and anticipated activities that reflect ConvergeOne’s views and information currently available. This information is, where applicable, based on estimates, assumptions and analysis that ConvergeOne believes, as of the date hereof, provide a reasonable basis for the information contained herein. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “would”, “could”, “expect”, “intend”, “plan”, “aim”, “estimate”, “target”, “anticipate”, “believe”, “continue”, “objectives”, “outlook”, “guidance” or other similar words, and include statements regarding ConvergeOne’s plans, activities, events, strategies, objectives, targets and expected financial performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the control of ConvergeOne and its respective officers, employees, agents or associates. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the timing of the commencement of any tender offer with respect to ConvergeOne’s warrants, (2) the number of warrant holders that respond and elect to participate in any tender offer, (3) ConvergeOne’s ability to recognize the anticipated benefits of any tender offer; (4) changes in applicable laws or regulations, including those that pertain to tender offers; and (5) the possibility that ConvergeOne may be adversely affected by other economic, business, and/or competitive factors. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in ConvergeOne’s registration statement on Form S-4 (File No. 333-221848) as filed with the SEC on February 2, 2018.

Item 12.	Exhibits.

99.1	Press Release, dated February 26, 2018, announcing cash tender offer for ConvergeOne Holdings, Inc. warrants